Exhibit 3.213

CERTIFICATE OF FORMATION

OF

PEABODY VENTURE FUND, LLC

1.	The name of the limited liability company is Peabody Venture Fund, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Peabody Venture Fund, LLC this 27th day of June 2005.

By:	/s/ Bryan L. Sutter
Authorized Person
Name: Bryan L. Sutter